SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2017 results	SBSP3: R$ 35.39/share SBS: US$ 10.57 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 24.2 billion Closing quote: 03/27/2018
São Paulo, March 27, 2018 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its 4Q17 and 2017 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2016.

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1.    Financial highlights

Adjusted EBITDA Reconciliation (Non-accounting measures)

In 2017, net operating revenue, which considers construction revenue, totaled R$ 14,608.2 million, an increase of 3.6% over the same period of the previous year.

Costs and expenses, which consider construction costs, totaled R$ 10,646.6 million, a decrease of 0.3% when compared to the previous year.

Adjusted EBIT, in the amount of R$ 3,967.4 million, increased 15.8% against R$ 3,424.9 million recorded in 2016.

Adjusted EBITDA, in the amount of R$ 5,269.3 million, increased 15.3% compared to R$ 4,571.5 million registered in 2016.

The adjusted EBITDA margin for 2017 was 36.1%, against 32.4% in 2016.

Disregarding the effects of construction revenues and construction costs, the adjusted EBITDA margin was 45.4% in 2017 (43.3% in 2016).

In 2017 the company recorded a net income of R$ 2,519.3 million, compared to a net income of R$ 2,947.1 million in 2016.

2. Gross operating revenue

The gross operating revenue related to sanitation services, in the amount of R$ 12,223.7 million, not including construction revenue, increased by R$ 1,101.5 million or 9.9%, when compared to R$ 11,122.2 million totaled in 2016.

The main factors that led to this variation were:

•         Tariff adjustment of 8.4% since May 2016;

•         Tariff repositioning index of 7.9% since November 2017;

•         4.3% increase in the Company´s total billed volume, 4.3% in water and 4.2% in sewage;

•         The granting of bonuses in 2016, in the amount of R$ 187.4 million, in the context of the Water Reduction Incentive Program, which ended in April 2016, and;

•         Lower estimated loss of wholesale revenue in 2017, in the amount of R$ 125.1 million, due to the payment received in the period, mainly from the municipality of Guarulhos.

The increase caused by the factors described above was mitigated by the cancelation of the application of the Contingency Tariff in April 2016, in the amount of R$ 224.7 million in 2016.

3. Construction revenue

Construction revenue decreased by R$ 582.0 million or 15.6% when compared to the previous year. The variation is mainly due to the lower investments in the municipalities served by the Company.

4. Billed volume

The tables below show the water and sewage billed volume, in annual and quarterly terms, per customer category and region.

  (1) Unaudited

  (3) Reused water volume and non-domestic sewage are included in

  (1) Unaudited

  (2) Including coastal and interior region

  (3) Reused water volume and non-domestic sewage are included in

5. Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs declined by R$ 31.4million in 2017 (0.3%). Excluding construction costs, there was an increase of R$ 539.5 million (7.7%).

As a percentage of net revenue, administrative & selling expenses and construction costs represented 72.9% in 2017, against 75.7% in 2016.

5.1. Salaries and payroll charges and Pension plan obligations

There was an increase of R$ 433.1 million or 19.9% in 2017, mainly due to the following factors:

•         Reduction of R$ 307.4 million in non-recurring expenses in 2016 due to the migration of 3,572 participants from the Defined Benefit Plan (G1) to the Defined Contribution Plan (Sabesprev Mais), generating an early reduction of R$ 334.2 million in the actuarial deficit, offset by the extraordinary contribution and incentive of R$ 26.8 million;

•         Increase of R$ 110.4 million, mostly due to the 1% increase related to the Career and Salary Plan since December 2016 and the 3.71% pay rise in May 2017;

•         Increase of R$ 31.9 million in termination expenses;

•         Increase of R$ 18.0 million in health care expenses; and

•         Increase of R$ 14.7 million in overtime expenses.

The above increases were partially offset by the R$ 63.9 million decline in private plan provision due to changes in the actuarial assumptions.

5.2. Electricity

Electricity expenses totaled R$ 796.1 million in 2017, a decrease of R$ 138.9 million or 14.9%, against R$ 935.0 million registered in 2016. This variation was mainly influenced by:

•         Average reduction of 12.7% in the free market tariffs (ACL - Ambiente de Contratação Livre), with a 16.9% increase in consumption;

•         Average reduction of 27.5% in the grid market tariff (TUSD - Tarifas de Uso do Sistema de Distribuição), with a 19.6% increase in consumption; and

•         Average reduction of 5.3% in the regulated market tariffs (ACR -Ambiente de Contratação Regulada), with a 5.7% decrease in consumption.

In 2017, the ACL accounted for 34.9% of the total electricity consumed by the Company, TUSD accounted for 32.9%, and ACR represented 32.2% of total consumption.

5.3. General expenses

An increase of R$ 73.2 million or 8.6%, totaling R$ 928.2 million in 2017, against R$ 855.0 million in 2016, mainly due to the following reasons:

•         R$ 70.3 million increase referring to the agreement signed with the EMAE - Empresa Metropolitana de Águas e Energia on October 28, 2016, which had a suspensive clause, fulfilled on October 19, 2017; and

•         Higher provision for transfer to the Municipal Fund of Environmental Sanitation and Infrastructure, in the amount of R$ 36.6 million, due to the increase in revenue obtained with the city of São Paulo.

The increases described above were partially offset by the lower provisioning for lawsuits in 2017, in the amount of R$ 29.5 million.

5.4. Depreciation and amortization

An increase of R$ 155.3 million or 13.5%, totaling R$ 1,301.9 million in 2017, against R$ 1,146.6 million in 2016, mainly due to the beginning of operations of intangible assets, in the amount of R$ 1.8 billion.

6. Other operational revenues (expenses), net

This line presented a decrease of R$ 10.4 million, chiefly influenced by the estimate for losses, in 2017, on discontinued concessions, in the amount of R$ 24.1 million.

The factor above was partially offset by higher revenues from the sale of surplus energy, in the amount of R$ 8.5 million.

7. Financial result

7.1. Financial income and expenses

7.1.1. Financial expenses

Decrease of R$ 53.6 million, mainly due to the following events:

•         A decrease of R$ 27.7 million in interest and charges on domestic loans and financing, mainly as a result of the lower CDI rate in 2017, when compared to the previous year (9.9% and 14.0%, respectively);

•         An increase of R$ 5.8 million in interest and charges on international loans and financing, mainly due to the appreciation of the dollar and the yen against the real in 2017 (1.5% and 5.3%, respectively), versus a devaluation in 2016 (-16.5% and -13.9%, respectively); and

•         A R$ 31.7 million decrease in other financial expenses, largely due to the lower provisioning for interest on court proceedings in 2017.

7.1.2. Financial income

Decrease of R$ 59.4 million, mainly due to a higher adjustment to present value of installment agreements in 2017.

7.2. Monetary and exchange rate variation on assets and liabilities

7.2.1 Monetary and exchange rate variation on liabilities

The effect of monetary/exchange-rate variations on liabilities in 2017 was R$ 1,088.5 million higher than in 2016, mainly due to:

•         Reduction of R$ 58.2 million in expenses with the monetary variation on loans and financing, mainly as a result of the lower variation of the IPCA rate in 2017 when compared to the variation registered in 2016 (3.0% and 6.3%, respectively);

•         Increase of R$ 1,186.6 million in exchange variation on loans and financing, due to the appreciation of the dollar and the yen against the real in 2017 (1.5% and 5.3%, respectively), compared to a devaluation in 2016 (-16.5% and -13.9%, respectively); and

•         Decrease of R$ 39.9 million in other monetary variations, due to the lower update of lawsuits in 2017, resulting from the reduction of the INPC (National Consumer Price Index) rate.

7.2.2. Monetary / exchange rate variation on assets

Decrease of R$ 63.2 million, chiefly due to lower monetary restatement of judicial deposits and overdue accounts, as a result of the reduction of 2.07% and 2.28%, respectively, in INPC and IPC, in 2017, compared to 6.58% and 6.55%, respectively, in 2016.

8. Income tax and social contribution

There was a R$ 197.6 million decrease, due to the lower taxable result reported in the period, mainly impacted by the appreciation of the dollar and the yen against the real in 2017, versus the devaluation occurred in 2016.

9. Indicators

9.1. Operating

(1)  Total connections, active and inactive, in thousand units at the end of the period

(2)  In million inhabitants, at the end of the period. Not including wholesale

(3)  In millions of cubic meters

(*)  Unaudited

9.2. Financial

                        (1) Year-to-date in %

(2)  Last day average

(3) R$/ sell rate previous day price

(*) Unaudited

10. Loans and financing

In February 2018, the Company carried out its 22nd debenture issue, totaling R$ 750.0 million, in three series. The first series totals R$ 100.0 million, due in February 2021, yielding the CDI plus a spread of 0.58% per year; the second series totals R$ 400.0 million, due in February 2023, yielding the CDI plus a spread of 0.90% per year, both with interest payments every six months; and the third series totals R$ 250.0 million, due in February 2025, yielding the IPCA plus interest of 6.00% per year, with annual interest payments. The proceeds were allocated to refinance financial commitments maturing in 2018 and to recompose the Company’s cash.

11. Capex

2017 investments, totaling R$ 3.4 billion, including R$ 866 million related to the São Lourenço PPP, still reflected the priority given to the water supply infrastructure.

The chart below shows the breakdown of investment by water, sewage and region:

Capex plan 2018- 2022: R$ 17.3 billion

For the 2018- 2022 period, the Company plans to directly invest approximately R$ 17.3 billion, of which R$ 7.1 billion in water and R$ 10.2 billion in sewage collection and treatment.

12. Conference calls

In English

March 29, 2018 - Thursday

01:00 pm  US EST / 02:00 pm  (Brasília)

Dial in: + 1 (412) 317-5486

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10116593

Click here for the webcast

In Portuguese

March 29, 2018 - Thursday

9:30 am  US EST / 10:30 am (Brasília)

Dial in: +55 (11) 3127-4971 or  3728-5971

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3127-4999

Replay ID: 43846523

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2017	2016
Net Operating Income	**14,608,233**	**14,098,208**
Operating Costs	(8,778,963)	(9,013,120)
Gross Profit	**5,829,270**	**5,085,088**
Operating Expenses		
Selling	(768,693)	(730,047)
Administrative revenue (expenses)	(1,098,990)	(934,896)
Other operating revenue (expenses), net	(5,679)	4,722
Operating Income Before Shareholdings	**3,955,908**	**3,424,867**
Equity Result	5,760	4,740
Earnings Before Financial Results, net	**3,961,668**	**3,429,607**
Financial, net	(362,036)	(391,181)
Exchange gain (loss), net	(96,018)	1,090,628
Earnings before Income Tax and Social Contribution	**3,503,614**	**4,129,054**
Income Tax and Social Contribution		
Current	(882,787)	(1,121,289)
Deferred	(101,517)	(60,667)
Net Income for the period	**2,519,310**	**2,947,098**
Registered common shares ('000)	**683,509**	**683,509**
Earnings per shares - R$ (per share)	**3.69**	**4.31**
Depreciation and Amortization	**(1,301,897)**	**(1,146,626)**
Adjusted EBITDA	**5,269,244**	**4,571,511**
% over net revenue	36.1%	32.4%

LIABILITIES AND EQUITY	12/31/2017	12/31/2016
Current liabilities		
Trade payables	344,947	311,960
Borrowings and financing	1,746,755	1,246,567
Accrued payroll and related charges	588,073	458,299
Taxes and contributions	183,965	168,757
Dividends and interest on capital payable	598,612	700,034
Provisions	607,959	730,334
Services payable	408,275	460,054
Public-Private Partnership – PPP	60,007	31,898
Program Contract Commitments	128,802	109,042
Other liabilities	104,485	85,563
Total current liabilities	**4,771,880**	**4,302,508**
Noncurrent liabilities		
Borrowings and financing	10,354,211	10,717,576
Deferred income tax and social contribution	36,754	-
Deferred Cofins and Pasep	130,182	138,071
Provisions	470,245	442,741
Pension obligations	2,932,338	3,265,250
Public-Private Partnership – PPP	3,011,409	2,217,520
Program Contract Commitments	110,698	69,051
Other liabilities	215,718	173,106
Total noncurrent liabilities	**17,261,555**	**17,023,315**
Total liabilities	**22,033,435**	**21,325,823**
Equity		
Paid-up capital	10,000,000	10,000,000
Profit reserve	8,051,110	6,244,859
Other comprehensive income	(538,101)	(825,648)
Total equity	**17,513,009**	**15,419,211**
Total equity and liabilities	**39,546,444**	**36,745,034**

Brazilian Corporate Law

Cash Flow

R$ '000

	Jan-Dec 2017	Jan-Dec 2016
Cash flow from operating activities		
Profit before income tax and social contribution	**3,503,614**	**4,129,054**
Adjustment for:		
Depreciation and amortization	1,301,897	1,146,626
Residual value of property, plant and equipment and intangible assets written-off	24,935	15,168
Allowance for doubtful accounts	82,681	90,488
Provision and inflation adjustment	185,080	276,654
Pension obligations - curtailment	-	(334,152)
Interest calculated on loans and financing payable	426,781	449,470
Inflation adjustment and foreign exchange gains (losses) on loans and financing	159,087	(969,430)
Interest and inflation adjustment losses	25,751	24,297
Interest and inflation adjustment gains	(31,619)	(80,675)
Financial charges from customers	(193,683)	(207,789)
Margin on intangible assets arising from concession	(70,335)	(81,513)
Provision for Consent Decree (TAC)	72,933	89,083
Equity result	(5,760)	(4,740)
Provision for defined contribution plan	-	235
Pension obligations	304,500	377,886
Other adjustments	92,461	24,412
	5,878,323	**4,945,074**
Changes in assets		
Trade accounts receivable	(42,194)	(34,665)
Accounts receivable from related parties	51,594	(3,163)
Inventories	(27,633)	7,156
Recoverable taxes	(233,952)	35,195
Escrow deposits	(32,200)	33,232
Other accounts receivable	8,312	144,920
Changes in liabilities		
Trade payables and contractors	(180,353)	6,371
Services payable	(51,779)	72,775
Accrued payroll and related charges	56,841	21,240
Taxes and contributions payable	15,983	(90,325)
Deferred Cofins/Pasep	(7,889)	5,150
Provisions	(279,951)	(185,793)
Pension obligations	(228,282)	(201,736)
Other liabilities	(16,741)	17,842

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 4, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.